UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Friedman,                         Richard             A.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                         New York            10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Carmike Cinemas, Inc.
    (CMKC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

    January/2002
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5. If Amendment, Date of Original (Month/Year)

    February 11, 2002
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  1/31/02   |  J(01) |   |    408,000    | D   |    01    |      -0-     |   02,03 |   02,03  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  1/31/02   |  J(01) |   |  4,199,527*   | A   |    01    |   4,199,527  |     I   |   02,03  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

**If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
5.5%           |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Series A Senior|        |        |    | |       |       |        |        |             |         |        |         |      |      |
Cumulative     |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Convertible    |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Exchangeable   |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Preferred Stock| $25.00 |1/31/02 |  J | |       |550,000|11/30/99|   04   |      04     |  03,04  |   01   |   -0-   |02,03 |02,03 |
Par Value $1.00|        |        |(01)| |       |       |   (04) |        |             |         |        |         |      |      |
====================================================================================================================================

Explanation of Responses:

* The Issuer has corrected the exchange rate for securities received by claimholders in the Issuer's Chapter 11 bankruptcy reorganization, and this filing amends the previous filing to reflect ownership by the Limited Partnerships (as defined below) based on that revised exchange rate.

01: As disclosed by Carmike Cinemas, Inc. (the "Company") in the Amendment to Form 8-A filed with the Securities and Exchange Commission on January 31, 2002, on January 31, 2002 (the "Effective Date"), the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan") of the Company became effective and, as a result, the shares of Class A Common Stock, par value $.03 per share ("Class A Common Stock"), and the shares of Class B Common Stock, par value $.03 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Old Common Stock"), and the shares of Series A Senior Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Old Preferred Stock") of the Company issued and outstanding immediately prior to the Effective Date were automatically cancelled and extinguished. As of the Effective Date, in accordance with the Plan, the Company established, pursuant to its Amended and Restated Certificate of Incorporation, twenty-one million (21,000,000) shares of authorized capital stock of the Company, consisting of twenty million (20,000,000) shares of the Common Stock and one million (1,000,000) shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). Based on information provided to Goldman, Sachs & Co. by the Company, as of February 5, 2002, 9,000,000 shares of Common Stock were issued and outstanding, an additional 1,000,000 shares of Common Stock were reserved for issuance pursuant to the Carmike 2002 Stock Plan, and no shares of the Preferred Stock were issued and outstanding. Pursuant to the Plan, holders of Old Preferred Stock cancelled on the Effective Date received shares of Common Stock approximating 46.6% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis; holders of Old Common Stock cancelled on the Effective Date received shares of Common Stock approximating 24.7% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis.

02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein, if any.

03: Immediately prior to the Effective Date, Goldman Sachs and GS Group may be deemed to have owned, beneficially and indirectly, an aggregate of 2,608,000 shares of Class A Common Stock, consisting of (a) 408,000 shares of Class A Common Stock and (b) 550,000 shares of Old Preferred Stock, in each case, through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships.

Immediately after the Effective Date and as of February 11, 2002, pursuant to the Plan, each of Goldman Sachs and GS Group may be deemed to own, beneficially and indirectly, an aggregate of 4,199,527 shares of Common Stock, consisting of the 4,199,527 shares of Common Stock beneficially owned by the Limited Partnerships. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

04: Each share of Old Preferred Stock was convertible, on and after November 30, 1999, at any time at the option of the holder into four shares of Class A Common Stock. As described above, pursuant to the Plan, as of the Effective Date, all 550,000 shares of Old Preferred Stock (convertible into 2,200,000 shares of Class A Common Stock), which may deemed to have been owned beneficially and indirectly by Goldman Sachs and GS Group through the Limited Partnership were cancelled and extinguished.






By: s/ Hans L. Reich                                           April 1, 2002
---------------------------------------------            -----------------------
     ***Signature of Reporting Person                             Date
              Attorney-in-fact

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                               POWER OF ATTORNEY


The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for his and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

In witness thereof the undersigned hereunto signed his name this 7th day of December 2000.



s/ Richard A. Friedman
------------------------------------
Richard A. Friedman